3/10

05006387

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sao Paulo Alpargatas

*CURRENT ADDRESS

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3692 FISCAL YEAR 12-31-04

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/10/05

ARIS
12-31-04

(Convenience Translation into English from the Original Previously Issued in Portuguese)

São Paulo Alpargatas S.A. and Subsidiaries

Financial Statements for the Years Ended December 31, 2004 and 2003 and Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel: +55 (11) 5185 2444
Fax: +55 (11) 5181 2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Management of
São Paulo Alpargatas S.A.
São Paulo - SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of São Paulo Alpargatas S.A. and subsidiaries as of December 31, 2004, and the related statements of income, changes in shareholders' equity (Company), and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of São Paulo Alpargatas S.A. and subsidiaries as of December 31, 2004, and the results of their operations, the changes in shareholders' equity (Company), and the changes in their financial positions for the year then ended in conformity with Brazilian accounting practices.

4. The supplemental information, included in the statements of cash flows for the year ended December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures mentioned in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

5. The individual and consolidated financial statements and statements of cash flows for the year ended December 31, 2003, presented for comparative purposes, were audited by other independent auditors, whose report thereon, dated February 6, 2004, was unqualified.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 18, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Edimar Facco
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
ASSETS	2004	2003	2004	2003
CURRENT ASSETS				
Cash and banks	3,651	260	7,545	3,796
Temporary cash investments	179,413	136,286	182,101	152,358
Trade accounts receivable	199,913	167,410	257,671	224,849
Advances on exchange contracts	-	(440)	(448)	(4,728)
Allowance for doubtful accounts	(12,572)	(10,650)	(15,287)	(13,828)
Inventories	66,104	57,422	130,786	121,252
Deferred income and social contribution taxes	8,842	8,394	8,842	8,394
Other receivables	20,229	8,774	27,141	13,682
Recoverable taxes	4,314	3,775	20,015	20,481
Interest on capital and dividends receivable	3,819	4,032	-	-
Prepaid expenses	29,361	11,960	31,085	14,099
	503,074	387,223	649,451	540,355
LONG-TERM ASSETS				
Assets held for sale	15,238	16,365	17,574	16,965
Recoverable taxes	10,372	8,511	10,421	8,544
Escrow deposits	28,100	23,308	29,627	24,236
Other receivables	5,202	8,869	6,433	10,309
Deferred income and social contribution taxes	46,059	46,044	55,202	54,044
	104,971	103,097	119,257	114,098
PERMANENT ASSETS				
Investments				
Subsidiaries	217,741	204,001	-	-
Negative goodwill - subsidiary	(4,809)	(4,809)	-	-
Other investments	195	195	196	196
Property, plant and equipment	98,810	111,428	261,923	262,069
Deferred charges	12,240	13,998	12,256	14,027
	324,177	324,813	274,375	276,292
TOTAL ASSETS	932,222	815,133	1,043,083	930,745

LIABILITIES AND	Company		Consolidated	
SHAREHOLDERS' EQUITY	2004	2003	2004	2003
CURRENT LIABILITIES				
Trade accounts payable	50,697	26,294	55,517	34,180
Loans and financing	12,064	28,890	64,578	84,668
Payroll and related charges	30,445	20,924	42,184	29,104
Reserve for contingencies	4,796	4,718	8,181	9,057
Interest on capital and dividends payable	22,688	24,684	22,504	24,271
Taxes payable	5,714	6,732	18,083	14,293
Provision for income and social contribution taxes	3,866	513	12,133	10,126
Other payables	15,000	11,639	22,898	15,925
	145,270	124,394	246,078	221,624
LONG-TERM LIABILITIES				
Subsidiaries	38,573	32,822	7,016	-
Loans and financing	51,059	37,534	78,020	80,072
Provision for income and social contribution taxes	49,891	43,439	55,700	45,449
Reserve for contingencies	19,384	18,508	20,595	19,529
Provision for taxes	66,690	58,184	66,690	58,184
Other payables	6,672	6,814	7,185	7,798
	232,269	197,301	235,206	211,032
NEGATIVE GOODWILL ON ACQUISITION OF INVESTMENT:	-	-	7,506	4,809
MINORITY INTEREST	-	-	5	5
SHAREHOLDERS' EQUITY				
Capital	293,615	273,510	293,615	273,510
Capital reserve	11,215	9,450	12,712	11,406
Treasury shares	(7,165)	(7,082)	(7,165)	(7,082)
Profit reserves	257,018	217,560	255,126	215,441
	554,683	493,438	554,288	493,275
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	932,222	815,133	1,043,083	930,745
Book value per thousand shares - R$	297.64	264.78		

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2004	2003	2004	2003
GROSS SALES				
Sales of products	1,083,914	891,188	1,487,115	1,233,151
Sales taxes and returns	225,260	147,991	296,229	183,749
NET SALES	858,654	743,197	1,190,886	1,049,402
COST OF SALES	515,678	463,683	776,496	699,741
GROSS PROFIT	342,976	279,514	414,390	349,661
OPERATING (EXPENSES) INCOME				
Selling	(238,248)	(199,629)	(266,027)	(225,568)
General and administrative	(51,258)	(45,652)	(62,980)	(56,833)
Management fees	(3,117)	(2,930)	(4,849)	(4,521)
Equity in subsidiaries	17,936	17,746	-	-
Other operating expenses, net	(6,355)	(1,206)	(7,396)	(3,422)
	(281,042)	(231,671)	(341,252)	(290,344)
INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)	61,934	47,843	73,138	59,317
Financial income	45,752	42,001	50,044	49,267
Financial expenses	(21,584)	(17,158)	(34,179)	(31,909)
Exchange variation, net	890	11,419	(1,265)	15,711
INCOME FROM OPERATIONS	86,992	84,105	87,738	92,386
Nonoperating income (expenses), net	20,879	(703)	25,266	(432)
INCOME BEFORE TAXES ON INCOME	107,871	83,402	113,004	91,954
Income and social contribution taxes	(12,321)	(1,450)	(19,183)	(11,698)
NET INCOME	95,550	81,952	93,821	80,256
EARNINGS PER THOUSAND SHARES OUTSTANDING AT YEAREND - R$	51.27	43.98		

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais - R$)

				Profit reserves			
	Capital	Capital reserve	Treasury shares	Legal	For investments	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2002	273,510	9,450	(7,082)	11,350	151,508	-	438,736
Net income	-	-	-	-	-	81,952	81,952
Allocation of net income:							
Legal reserve	-	-	-	4,097	-	(4,097)	-
Reserve for investments	-	-	-	-	50,605	(50,605)	-
Proposed dividends and interest on capital	-	-	-	-	-	(27,250)	(27,250)
BALANCES AS OF DECEMBER 31, 2003	273,510	9,450	(7,082)	15,447	202,113	-	493,438
Net income	-	-	-	-	-	95,550	95,550
Allocation of net income:							
Legal reserve	-	-	-	4,778	-	(4,778)	-
Reserve for investments	-	-	-	-	54,785	(54,785)	-
Capital increase	20,105	-	-	-	(20,105)	-	-
Increase in capital reserve:							
Sale of treasury shares	-	25	30	-	-	-	55
Income tax incentive	-	1,740	-	-	-	-	1,740
Acquisition of shares	-	-	(113)	-	-	-	(113)
Proposed dividends and interest on capital	-	-	-	-	-	(35,987)	(35,987)
BALANCES AS OF DECEMBER 31, 2004	293,615	11,215	(7,165)	20,225	236,793	-	554,683

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2004	2003	2004	2003
SOURCES OF FUNDS				
From operations:				
Net income	95,550	81,952	93,821	80,256
Tax incentive	1,740	-	3,227	1,956
Items not affecting working capital:				
Depreciation and amortization	27,044	26,680	48,436	47,303
Net book value of permanent assets written off	1,968	1,723	4,458	2,093
Equity in subsidiaries	(17,936)	(17,746)	-	-
Proceeds from sale of investments	(23,786)	-	(23,786)	-
Exchange variation on permanent investment	-	-	2,850	1,192
Exchange variation on long-term items	(3,931)	(9,815)	(3,931)	(9,815)
Effect of investment increase on beginning balance of subsidiary's working capital	-	-	-	5,789
Deferred income and social contribution taxes, net	2,303	1,824	4,958	612
Increase in long-term liabilities	8,491	5,628	9,135	6,297
	91,443	90,246	139,168	135,683
From third parties:				
Dividends and interest on capital	5,327	4,930	-	-
Increase in long-term liabilities	23,627	-	6,506	-
Decrease in long-term assets	-	19,950	-	21,528
Redemption of shares in subsidiary	33,500	-	33,500	-
Negative goodwill in subsidiary	-	-	2,697	-
Total sources	153,897	115,126	181,871	157,211
USES OF FUNDS				
Increase in long-term assets	(2,605)	-	(754)	-
Decrease in long-term liabilities	-	5,493	-	11,845
Treasury shares, net	59	-	59	-
Working capital for investment acquisitions	-	-	14,243	-
In permanent assets:				
Investments	1,132	26,785	-	23,537
Property, plant and equipment and deferred charges	24,349	19,324	47,576	32,867
Interest on capital and dividends	35,987	27,250	36,105	27,395
Total uses	58,922	78,852	97,229	95,644
INCREASE IN WORKING CAPITAL	94,975	36,274	84,642	61,567
REPRESENTED BY:				
Current assets:				
At end of year	503,074	387,223	649,451	540,355
At beginning of year	387,223	378,836	540,355	510,585
	115,851	8,387	109,096	29,770
Current liabilities:				
At end of year	145,270	124,394	246,078	221,624
At beginning of year	124,394	152,281	221,624	253,421
	20,876	(27,887)	24,454	(31,797)
INCREASE IN WORKING CAPITAL	94,975	36,274	84,642	61,567

The accompanying notes are an integral part of these financial statements.

1. OPERATIONS

The Company is engaged in the manufacture and sale of:

- Footwear and respective components.
- Clothing, textile goods and respective components.
- Leather, resin and natural or synthetic rubber goods.
- Sportswear and sporting goods.
- Cotton processing, spinning, weaving and fabric finishing.

These activities are performed by geographically distributed plants. The Company has tax incentives granted by the state governments where the factories are located.

The Company and its subsidiaries also have federal tax incentives for operating profit in the Northeast Region and Manaus Free Trade Zone. The related tax benefit is recognized in shareholders' equity as capital reserve.

The Company also holds shareholding control of certain companies, the principal of which and respective operating activities are:

- Amapoly Indústria e Comércio Ltda. (direct 100% interest) - Production of PVC and polyester laminates for use in the manufacture of tarpaulins, backlights, frontlights, banners, awnings and polyethylene laminates used in the manufacture of covers for agribusiness, home and leisure. Its plant is located in the city of Manaus, State of Amazonas.

- Santista Têxtil S.A. (total interest of 30.67%, and 50% interest in the voting capital) - Operates in the cotton processing, spinning, weaving and fabric finishing areas, and in the sale, import and export of these products and their raw materials, as well as the clothing and related products business.

2. PRESENTATION OF FINANCIAL STATEMENTS

The accompanying financial statements have been prepared in accordance with Brazilian accounting practices, CVM (Brazilian Securities Commission) standards and instructions, and the significant accounting practices described in Note 3.

Certain reclassifications have been made to the financial statements for the year ended December 31, 2003 to conform with the classifications for 2004.

3. SIGNIFICANT ACCOUNTING PRACTICES

The accrual basis of accounting is adopted and significant accounting practices applied are as follows:

a) Assets and liabilities

Interest, charges and monetary variations on current and long-term assets and liabilities are recorded on a daily pro rata basis.

b) Temporary cash investments

Stated at cost, plus income earned through the balance sheet date, less, if applicable, provision for adjustment to market value.

c) Allowance for doubtful accounts

Recorded based on an individual analysis of receivables, analysis of economic situation and prior years' experience, in an amount considered sufficient to cover probable losses on trade accounts receivable.

d) Inventories

Raw materials, packing and goods for resale are stated at average cost of acquisition. Finished products and work in process are stated at average cost of production, which does not exceed market value.

e) Investments

Investments in subsidiaries are accounted for under the equity method based on the balance sheet of the subsidiaries as of the same date of the Company's balance sheet.

f) Negative goodwill on acquisition of investments

Stated, in Company, as a reduction of the related investment and will be realized upon the sale or settlement of the investment. In consolidated, stated in liabilities.

g) Property, plant and equipment

Stated at acquisition or construction cost plus monetary restatement through December 31, 1995, or at appraisal value, less accumulated depreciation calculated under the straight-line method at the rates described in Note 11 and, when applicable, less provision for loss in an amount considered sufficient to cover probable losses, based on an analysis of assets not in use.

h) Loans and financing

Monetarily restated according to the terms of the agreements, plus interest accrued through the balance sheet date.

Exchange variation is fully recorded in income.

i) Income and social contribution taxes

Calculated on net income, adjusted by additions and deductions according to prevailing legislation.

Income tax is calculated at the rate of 15%, plus a 10% surtax on taxable income exceeding R$240, and social contribution tax is calculated at the rate of 9%.

Deferred income and social contribution taxes are calculated at the rates of 25% and 9%, respectively.

j) Reserve for contingencies

Recorded in an amount considered sufficient to cover probable losses.

k) Consolidation criteria

The criteria adopted are set forth in Law No. 6404/76 and CVM standards, among which are:

- Consolidation of all subsidiaries (Note 10).
- Elimination of intercompany balances.
- Elimination of revenues and expenses arising from transactions between the Company and subsidiaries.
- Elimination of the Company's investment balance proportionally to the subsidiaries' shareholders' equity.
- Recording of minority interest in shareholders' equity and in income of subsidiaries.

The financial statements of the foreign subsidiary have been translated into Brazilian reais based on the foreign currency's exchange rate prevailing on the balance sheet date.

The financial statements of the jointly-owned subsidiary Santista Têxtil S.A. are consolidated proportionally to the Company's interest in the subsidiary (30.67%).

Reconciliation between net income and shareholders' equity (Company and consolidated) for the years ended December 31, 2004 and 2003 is as follows:

	Net income		Shareholders' equity	
	2004	2003	2004	2003
Company	95,550	81,952	554,683	493,438
Amapoly Indústria e Comércio Ltda.'s tax incentives	(1,498)	(1,956)	-	-
Santista Têxtil S.A.'s unrealized income (loss)	(231)	260	(395)	(163)
Consolidated	93,821	80,256	554,288	493,275

4. TRANSACTION AFFECTING COMPARABILITY (CONSOLIDATED)

On February 27, 2004, the jointly-owned subsidiary Santista Têxtil S.A. acquired all shares of Santista Têxtil Brasil S.A. (formerly Companhia Jauense Industrial), whose main balance sheet and statement of income accounts included in the consolidated financial statements for the year ended December 31, 2004, proportional to the Company's interest of 30.67%, are as follows:

Balance sheet	12/31/04
Current assets	23,607
Long-term assets	2,701
Permanent assets	12,344
	38,652
Current liabilities	16,807
Long-term liabilities	941
Shareholders' equity	20,904
	38,652

Statement of income	03/01 to 12/31/04
Gross sales	40,291
Sales deductions	(8,443)
Net sales	31,848
Cost of sales	(31,296)
Gross profit	552
Operating income (expenses):	
Selling, general and administrative expenses	(2,829)
Financial expenses, net	(267)
Other operating income, net	2,565
Income from operations	21
Nonoperating loss	(6,355)
Loss before taxes	(6,334)
Provision for deferred income and social contribution taxes	2,159
Net loss	(4,175)

5. TEMPORARY CASH INVESTMENTS

	Company		Consolidated	
	2004	2003	2004	2003
Investment fund (a)	92,263	13,581	92,263	13,581
CDB (Bank Deposit Certificates) (b)	88,422	123,927	91,110	139,999
Provision for market adjustment with swap operations (c)	(1,272)	(1,222)	(1,272)	(1,222)
	179,413	136,286	182,101	152,358

(a) Investment funds in several banks with average yield of 98.3% of the CDI (interbank deposit rate).

(b) CDBs in several banks with average yield of 101.1% of the CDI.

(c) According to the hedge policy approved by the Board of Directors, the Company enters into swap agreements to exchange US dollar for the CDI variation. As of December 31, 2004, the amount of the outstanding agreement is US$2 million.

6. INVENTORIES

	Company		Consolidated	
	2004	2003	2004	2003
Finished products	42,118	33,667	61,774	48,703
Work in process	10,063	9,245	27,638	21,926
Raw materials	18,642	14,951	46,813	51,337
Other	1,633	1,115	2,573	2,322
Provision for loss	(6,352)	(1,556)	(8,012)	(3,036)
	66,104	57,422	130,786	121,252

7. PREPAID EXPENSES

As of December 31, 2004, refer primarily to advertising expenses in 2004 related to inserts and publications in the media to be made in 2005.

8. ASSETS HELD FOR SALE

Land, buildings and existing improvements not usable by the Company are available for sale. These assets are stated at cost, which is lower than estimated realizable values.

9. ESCROW DEPOSITS

Represented primarily by lawsuits related to COFINS (tax on revenue) and IOF (tax on financial transactions) and labor claims, for which a provision for loss is recorded when, in the legal counsel's opinion, the risk of loss is probable. These provisions are recorded as provision for taxes and reserve for contingencies in long-term liabilities.

In September 2003, the Company recorded as a loss the balance of escrow deposit in the amount of R$12,590, for the lawsuit concerning salary premium for education. There was no effect on net income, as the loss provision for that lawsuit was reversed in the same amount.

10. INVESTMENTS IN SUBSIDIARIES

As of December 31, 2004	Amapoly Indústria e Comércio Ltda.	Fibrasil Agric. e Comércio Ltda.	Expasa Flórida Inc.	Santista Têxtil S.A.	Total
Number of shares or sharequotas held	6,557,122	25,583	2,500	306,086,667	-
Capital	10,045	1,157	15,228	383,099	-
Shareholders' equity	50,722	1,515	(770)	542,143	-
Net income (loss)	6,248	-	(299)	35,790	-
Ownership interest - %	100	100	100	30,67	-
Book value of investment - Company:					
December 31, 2004	50,722	1,515	(770)	166,274	217,741
December 31, 2003	42,976	383	(513)	161,155	204,001
Equity in subsidiaries:					
2004	7,746	-	(257)	10,447	17,936
2003	7,260	12	(2,268)	12,742	17,746

On June 18, 2003, the Company acquired 27,777,777 common shares and 28,864,827 preferred shares in Santista Têxtil S.A. for R$23,537, equivalent to 5% of voting capital, 6.50% of preferred capital and 5.66% of total capital. As a result, the Company became the holder of 50% of voting capital, 6.50% of preferred capital and 30.67% of total capital of Santista Têxtil S.A.

The purchase price was determined based on Santista Têxtil S.A.'s expected future results and cash generation at the rates of return defined and considered adequate by the shareholders. This transaction generated a negative goodwill of R$4,809, which will be written off upon the possible sale of that investment.

As mentioned in Note 4, the jointly-owned subsidiary Santista Têxtil S.A. acquired from Camargo Corrêa S.A. all of the shares in Santista Têxtil Brasil S.A. (formerly Companhia Jauense Industrial), which operates in the same business segment, for R$19,500, with a negative goodwill of R$45,271, R$36,476 of which was amortized in 2004.

Redemption of shares in subsidiary

In August 2004, the Company contributed to Yorg Participações do Brasil S.A. the amount of R$9,714, represented by a real property where Vale Sul Shopping is located.

In September 2004, Yorg Participações do Brasil S.A.'s shareholders' equity was increased through subscription of shares by third parties in the amount of R$33,500, which was recorded in capital and capital reserve. After this increase, the Company's interest is 77.5% and the Company recognized a gain of R$23,786 under the caption "Equity in subsidiaries" in nonoperating income.

On October 1, 2004, the Company redeemed the shares representing its equity interest in Yorg Participações do Brasil S.A. This redemption consists of cash in the amount of R$13,400 and accounts receivable in the amount of R$20,100. As of December 31, 2004, the balance of accounts receivable is R$10,050, which is expected to be received by April 2005. This balance is recorded as other receivables in current assets.

11. PROPERTY, PLANT AND EQUIPMENT

Company	Annual depreciation rates - %	2004 Cost	2004 Accumulated depreciation	2004 Net	2003 Cost	2003 Accumulated depreciation	2003 Net
Land	-	2,679	-	2,679	2,843	-	2,843
Buildings	4	57,250	(40,833)	16,417	70,770	(44,238)	26,532
Machinery and equipment	10	169,954	(113,745)	56,209	165,656	(102,511)	63,145
Furniture and fixtures	10	25,844	(17,859)	7,985	29,205	(20,962)	8,243
Vehicles	20	5,803	(3,614)	2,189	5,514	(3,178)	2,336
Trademarks and patents	10	19,142	(14,800)	4,342	19,142	(13,033)	6,109
Property, plant and equipment in progress and other	-	12,108	-	12,108	6,046	-	6,046
Provision for loss		(3,119)	-	(3,119)	(3,826)	-	(3,826)
		289,661	(190,851)	98,810	295,350	(183,922)	111,428

Consolidated	Annual depreciation rates - %	2004 Cost	2004 Accumulated depreciation	2004 Net	2003 Cost	2003 Accumulated depreciation	2003 Net
Land	-	18,076	-	18,076	18,629	-	18,629
Buildings	4	131,709	(75,051)	56,658	154,386	(83,380)	71,006
Machinery and equipment	10	434,335	(290,406)	143,929	395,810	(254,511)	141,299
Furniture and fixtures	10	45,793	(30,743)	15,050	46,280	(30,855)	15,425
Vehicles	20	7,567	(5,026)	2,541	7,269	(4,555)	2,714
Trademarks and patents	10	19,142	(14,800)	4,342	19,142	(13,033)	6,109
Property, plant and equipment in progress and other	-	25,480	(477)	25,003	11,584	(312)	11,272
Provision for loss		(3,676)	-	(3,676)	(4,385)	-	(4,385)
		678,426	(416,503)	261,923	648,715	(386,646)	262,069

As mentioned in Note 10, in August 2004, the Company contributed to Yorg Participações do Brasil S.A. a real property in the amount of R$9,714, which was recorded under "Buildings" in property, plant and equipment.

12. LOANS AND FINANCING

	Currency	Indexing unit and average annual rate of interest	Company 2004	Company 2003	Consolidated 2004	Consolidated 2003
Bank loans	US$	Exchange variation and interest of 4.11% to 5.86%	58,548	60,119	109,981	111,775
Bank loans	CHF	Exchange variation and interest of 6.75%	-	-	1,058	989
Bank loans	EUR	Exchange variation and interest of 3.20%	-	-	7,093	8,337
Bank loans	CHLP	Exchange variation and interest of 4.54 %	-	-	1,726	-
Finame (government agency for machinery and equipment financing)	R$	TJLP (*) + interest of 0.90% to 4.0%	4,575	6,305	4,575	6,305
BNDES (National Bank for Economic and Social Development)	R$	Basket of currencies with interest of 7.11% and TJLP plus interest of 4.23%	-	-	9,824	13,333
Rural credit	R$	Interest of 8.75%	-	-	8,341	23,230
Swap receivables		Exchange variation and interest of 7.50%	-	-	-	(9,917)
Swap payables		93% to 104.5% of CDI (**)	-	-	-	10,688
Total			63,123	66,424	142,598	164,740
Current liabilities			12,064	28,890	64,578	84,668
Long-term liabilities			51,059	37,534	78,020	80,072

(*) TJLP - Long-term interest rate
(**) CDI - Interbank deposit rate

Maturities of long-term loans and financing are as follows:

Year	Company 2004	Company 2003	Consolidated 2004	Consolidated 2003
2005	-	11,732	-	43,884
2006	16,105	13,042	27,721	16,642
2007	6,220	2,381	14,498	5,781
2008	5,931	2,103	9,334	3,360
2009	5,738	2,064	8,504	3,294
2010	5,688	2,064	6,586	2,963
2011	5,688	2,064	5,688	2,064
2012	5,689	2,084	5,689	2,084
	51,059	37,534	78,020	80,072

Loans are collateralized by Company guarantees and properties.

In 1996, the Company entered into an agreement with the International Finance Corporation (IFC) in the amount of US$30 million, to finance the Company's investment program. Amortization of this agreement began in 1999 and, as of December 31, 2004, the Company had amortized US$23 million (US$15 million in 2003).

Additionally, on November 12, 2002, the Company entered into a new agreement with the IFC, in the amount of US$30 million, to finance the Company's investment program for the period from 2001 to 2004. After a three-year grace period, the loan will be repaid semiannually over seven years. On June 27, 2003, the first portion of US$5 million, equivalent to R$14,380, was released. On October 14, 2004, the amount of US$10 million, equivalent to R$28,423, was released.

These agreements contain covenants with which the Company is in compliance, based on its financial statements as of December 31, 2004.

13. RESERVE FOR CONTINGENCIES

As of December 31, 2004, the Company and its subsidiaries are parties to tax, civil and labor lawsuits arising from assessments by tax authorities and from claims filed by third parties, former employees or from legal proceedings and questionings. Reserves were recognized for these contingencies when, in the opinion of management and its legal counsel, the risk of loss was considered probable. These reserves are as follows:

a) Current liabilities

	Company		Consolidated	
	2004	2003	2004	2003
Labor claims (i)	2,918	3,437	4,274	3,798
Tax claims	-	-	1,614	329
Industrial projects	68	1,281	68	2,599
Other	1,810	-	2,225	2,331
Total	4,796	4,718	8,181	9,057

b) Long-term liabilities

	Company		Consolidated	
	2004	2003	2004	2003
Labor claims (i)	8,000	8,000	9,025	9,021
Tax claims (ii)	8,905	8,068	8,905	8,068
Other	2,479	2,440	2,665	2,440
Total	19,384	18,508	20,595	19,529

(i) Refers to lawsuits filed against the Company and its subsidiaries by former employees claiming principally for termination pay, salary premiums, overtime and other amounts due for joint liability.

(ii) Consist principally of tax assessment notices related to untimely used credits of ICMS (state VAT) in the state of São Paulo and COFINS (tax on revenues) on prior years' state taxes.

Possible losses (Company)

Lawsuits for which the risk of loss was assessed as possible by management and its legal counsel were not recorded as reserve for contingencies in the financial statements. As of December 31, 2004, these lawsuits are recorded as tax claims, in the amount of R$8,400 (R$8,588 in 2003), and as labor/civil claims, in the amount of R$4,967 (R$8,418 in 2003).

14. OTHER PAYABLES - CURRENT LIABILITIES

	Company		Consolidated	
	2004	2003	2004	2003
Royalties	2,134	1,259	2,134	1,259
Freight	4,803	3,970	5,216	4,931
Other (commissions, outside services, concessionaires, etc.)	8,063	6,410	15,548	9,735
	15,000	11,639	22,898	15,925

On December 19, 2003, the Company signed an agreement for settlement of accounts payable and receivable with Bata Industries Limited. Accounts payable consisted of royalties for the "Bubblegummers" and "North Star" brands, and accounts receivable consisted of disbursements on behalf of said company for settlement of lawsuits. As a result of this agreement, the Company reversed the balances of royalties payable and assets in the amounts of R$18,241 and R$5,996, respectively. Of the net balance of R$12,245, a payment of R$6,131 was made and a provision of R$6,114 in "Other operating income" was reversed in 2003.

15. RELATED-PARTY TRANSACTIONS

a) Long-term liabilities

	Company		Consolidated	
	2004	2003	2004	2003
Amapoly Indústria e Comércio Ltda. (i)	38,573	32,822	-	-
Camargo Corrêa S.A. (ii)	-	-	7,016	-
	38,573	32,822	7,016	-

(i) The long-term balance with Amapoly is represented by an intercompany account between the Company and its subsidiary, in view of the single cash for the group that is managed by the Company. No interest is charged and there is no maturity date.

(ii) Refers to financing obtained by Santista Têxtil S.A. to purchase shares in Santista Têxtil Brasil S.A. (formerly Companhia Jauense Industrial), and is subject to the General Market Price Index (IGP-M) plus 8% per year.

b) Current balances and transactions - Company

	Amapoly Indústria e Comércio Ltda.		Expasa Flórida Inc.		Santista Têxtil Brasil S.A.	
	2004	2003	2004	2003	2004	2003
Current (included in):						
Trade accounts payable	2,678	505	-	-	1,171	-
Other payables	-	-	193	-	-	-
Transactions for the year:						
Purchases	23,931	19,875	-	-	11,043	-
Operating expenses	-	-	1,040	-	-	-

Purchase and sale transactions were carried out under usual market prices and conditions.

16. PROVISION FOR TAXES - LONG-TERM LIABILITIES

	Company		Consolidated	
	2004	2003	2004	2003
COFINS (tax on revenue)	63,694	57,026	63,694	57,026
PIS (tax on revenue)	1,289	1,158	1,289	1,158
Other (PIS/COFINS - sale to Manaus Free Trade Zone)	1,707	-	1,707	-
	66,690	58,184	66,690	58,184

On March 8, 1999, the Company obtained an injunction on the ordinary lawsuit challenging the constitutionality of Law No. 9718/98 and Constitutional Amendment No. 20.

This injunction allows the payment of COFINS and PIS as provided for in legislation prevailing until January 1999, i.e., without increase in the tax rate and basis of these taxes.

The amounts of these taxes for the periods involved were accrued and are being monetarily restated based on the SELIC (Central Bank overnight rate).

In October 2002, the Company started to make escrow deposits for the amount in dispute. The balance of escrow deposits as of December 31, 2004 is R$17,837 (R$12,666 in 2003) and is shown as "Escrow deposits" in long-term assets.

17. INCOME AND SOCIAL CONTRIBUTION TAXES - COMPANY

a) Assets and liabilities

	2004	2003
Deferred income and social contribution taxes:		
Current assets - temporary differences:		
Allowance for doubtful accounts	4,274	3,621
Provision for inventory loss	2,159	529
Reserve for contingencies	1,630	1,604
Other temporary differences	779	2,640
	8,842	8,394
Long-term assets:		
Tax loss carryforwards (*)	26,083	26,083
Temporary differences:		
Reserve for contingencies	4,510	4,465
Provision for taxes	14,118	13,855
Other temporary differences	1,348	1,641
	19,976	19,961
	46,059	46,044
Long-term liabilities -		
Provision for income and social contribution taxes (*):		
Principal	27,505	28,023
Financial charges	19,548	15,416
	47,053	43,439
Temporary differences	2,838	-
	49,891	43,439

(*) The Company is challenging in court the right to offset credits derived from tax loss carryforwards against the total income and social contribution tax amounts payable each year without observing the legal limit of 30%. As a result, the Company has recorded in long-term liabilities the portion in excess of the legal limit of 30% that it has offset. Financial charges, at the SELIC rate, are charged to financial expenses.

In view of this lawsuit, the deferred tax credit was recognized on tax loss carryforwards, as if the legal limit of 30% for offset had been met.

If the final court decision is favorable to the Company, the deferred asset will be matched with the related liability and accrued charges will be reversed and credited to income for the year at that time.

b) Income for the year

Income and social contribution tax expenses recorded in income for the year ended December 31, 2004 are composed of:

	Income tax	Social contribution tax
Income before taxes	107,871	107,871
Permanent additions (deductions):		
Equity in subsidiaries	(41,722)	(41,722)
Proposed interest on capital	(35,987)	(35,987)
Other permanent additions (deductions)	(3,595)	4,370
Temporary additions (deductions), net	4,610	(866)
Adjusted taxable income	31,177	33,666
Income tax - 15%	(4,677)	-
Surtax - 10%	(3,094)	-
Social contribution tax - 9%	-	(3,030)
Tax incentives	238	5
Income and social contribution taxes for the year, totaling R$10,558	(7,533)	(3,025)
Deferred income and social contribution taxes on temporary differences, totaling R$1,075	1,153	(78)
Deferred income tax on amortized negative goodwill, totaling R$2,838	(2,838)	-
Income and social contribution taxes on net income for the year, totaling R$12,321	(9,218)	(3,103)

18. SHAREHOLDERS' EQUITY

Capital

Paid-up capital as of December 31, 2004 and 2003 is represented by 1,950,251,236 shares without par value, of which 920,979,463 are common shares and 1,029,271,773 are preferred shares.

On March 26, 2004, there was a capital increase in the amount of R$ 20,105, using the profit reserve.

Treasury shares

In 2004 and 2003, the Company holds 86,668,847 preferred shares in treasury, which were acquired beginning 1994, according to resolutions of the Board of Directors.

Reserve for investments

The remaining balance of net income, after all proposed allocations, is retained as investment reserve to meet the Company's investment plan.

According to the Annual Shareholders' Meeting, management allocated the remaining net income to said reserve.

Dividends and interest on capital

Shareholders are entitled to annual minimum dividends of 25% of net income, calculated as per corporate law and bylaws. In 2004, dividends were calculated as follows:

	Company	
	2004	2003
Net income	95,550	81,952
Allocation to legal reserve - 5%	(4,778)	(4,097)
Available funds	90,772	77,855
Mandatory minimum dividends - 25%	22,693	19,464
Management's proposal:		
Dividends	-	1,256
Interest on capital	35,987	25,994
IRRF (withholding income tax) on interest on capital	(3,621)	(1,411)
Total, net	32,366	25,839

Detailed below is the payment of dividends and interest on capital as per management's proposal:

	R$ per thousand shares (gross)			
	2004		2003	
	Common	Preferred	Common	Preferred
Interest on capital:				
Interim	5,790	6,369	1,530	1,680
Accrued	12,593	13,848	11,750	12,920
Proposed dividends	-	-	0,642	0,706
Total	18,383	20,217	13,922	15,306

19. OTHER OPERATING EXPENSES, NET

Consist principally of ICMS (state VAT) incentives and profit sharing expenses.

20. FINANCIAL INSTRUMENTS

The Company uses financial instruments to finance its operations or invest available cash.

Risks are managed through strategies previously defined by the Company's senior management.

The balances of temporary cash investments and loans and financing as of December 31, 2004 reflect the average market rates.

The investment in publicly-traded company is represented exclusively by an interest of 30.67% (equivalent to 50% of voting capital) in Santista Têxtil S.A. The market value of this subsidiary was not estimated because the subsidiary's common shares have not been traded recently on stock exchanges.

There are no unrecorded financial instruments (derivatives).

The subsidiary Santista Têxtil S.A. also has financial instruments recorded in its balance sheets, which are intended to reduce risks of price fluctuations on its principal raw material and foreign currency fluctuations of liabilities denominated in foreign currencies.

The carrying value of the financial instruments related to other assets and liabilities approximates fair value.

21. STOCK OPTION PROGRAM

At the Extraordinary Shareholders' Meeting held on April 26, 2002, the shareholders approved the São Paulo Alpargatas S.A. Stock Option Program whereby employees are granted preferred stock options, so as to retain them or provide an incentive for them to contribute to the interests and objectives of the Company and its shareholders. In the first stage of the Program implementation, stock options were granted to the Company's executive board. The Program is managed by a management committee appointed by the Board of Directors. The committee creates, on an annual basis, a Stock Option Plan establishing its terms and conditions, observing basic guidelines set forth in the Program. As of December 31, 2004, through three Plans approved by the management committee, stock options have already been granted as follows:

		Number of stock options		Historical exercise price per 1,000 stock
Plan	Effective	Granted	Exercised	options - R$
2002	July 1, 2002 to June 30, 2012	10,832,000	363,600	104.56
2003	July 1, 2003 to June 30, 2013	13,540,000	-	152.47
2004	July 1, 2004 to June 30, 2014	17,187,000	-	212.99

For the three Plans, call options can be exercised as follows:

Grace periods (from the date the call option is granted)	Percentage of shares available for the year
Up to 24 months	Exercise will not be permitted
After 24 months	20%
After 36 months	20%
After 48 months	20%
After 60 months	40%

The exercise of options entitles the beneficiaries to the same rights granted to other shareholders of the Company.

Upon release of the shares by reason of the call option, the transaction's gains or losses will be recorded in shareholders' equity.

22. EMPLOYEE BENEFITS

The Company sponsors two pension plans and grants, through its own retirement plan, life income and health care benefits for a group of former employees and their spouses. The actuarial liability related to these plans as of December 31, 2004 is R$4,288 (R$5,699 in 2003), which is recorded as "Other payables" in long-term liabilities. The pension plans are as follows:

a) Pension plan - SPASAPREV

This plan was implemented in May 1991 as a defined benefit plan fully funded with the sponsor's contributions. In August 2000, the "Super Prev" plan was created as a defined contribution plan, to which employees equivalent to 99% of required reserves have already migrated.

Actuarial balances recognized are:

	2004
Present value of actuarial obligation	23,350
Fair value of plan assets	(24,563)
Unrecognized actuarial gain	2,450
Total liability recognized - Company	1,237

b) Pension plan - HSBC

This plan is for a closed group of former employees and is funded by a multiemployer pension fund. This plan covers only participants who are receiving retirement benefits and death pension.

Statement of actuarial calculation for the HSBC plan:

	R$
Present value of actuarial obligation	545
Fair value of plan assets	(2,037)
Unrecognized actuarial gain	642
Total net asset (*)	(850)

(*) This asset was not recognized in the Company's financial statements as of December 31, 2004 due to the lack of evidence of reimbursement or deductions of future contributions.

c) Pension plan for former employees

The Company sponsors a pension plan to provide former employees or, upon their death, spouses with life income benefits.

There are presently six plan participants: five former employees receiving retirement benefits and a pensioner receiving a death pension.

	R$
Present value of actuarial obligation	1,101
Unrecognized actuarial gain	115
Total liability recognized in the Company as of December 31, 2004	1,216

d) Health care plan for retirees

The Company maintains a health care plan for a group of former employees and their spouses, according to the rules established by it.

Recognized actuarial balances are:

	R$
Present value of actuarial obligation	961
Unrecognized actuarial gain	874
Total liability recognized in the Company as of December 31, 2004	1,835

23. INSURANCE

The Company and its subsidiaries have insurance coverage in amounts considered sufficient to cover potential risks on their assets. The insurance coverage as of December 31, 2004 is for the following: operational risks - R$638,800, general civil liability - R$6,500, civil liability - bodily injury - R$1,000, sundry risks (robbery) - R$844, domestic transportation limited to R$500 per shipment, and international transportation of US$1,200,000 in import and US$500 in export.

24. SUBSEQUENT EVENTS

Corporate restructuring of subsidiaries - transfer of assets of the jointly-owned subsidiary Santista Têxtil S.A. to its wholly-owned subsidiary Santista Têxtil Brasil S.A.

At the Extraordinary Shareholders' Meeting of Santista Têxtil Brasil S.A. held on January 3, 2005, shareholders approved the transfer, beginning on that date, of the net assets, rights and obligations of Santista Têxtil S.A. to Santista Têxtil Brasil S.A., which were later adjusted based on the book value of the net assets as of December 31, 2004. The assets transferred as of December 31, 2004, which resulted in the subsidiary's capital increase of R$243,881, are composed of:

	R$
Current assets	180,006
Long-term assets	30,167
Permanent assets	317,784
Current liabilities	(198,508)
Long-term liabilities	(85,568)
	243,881

The transfer was made on January 31, 2005, based on the book value as per the balance sheet of Santista Têxtil S.A. as of December 31, 2004, and no effect of this corporate restructuring was reflected in the Company's financial statements for the year ended December 31, 2004.

25. SUPPLEMENTAL INFORMATION

Supplemental consolidated financial information is presented on the Company for the years ended December 31, 2004 and 2003, excluding the financial information of the subsidiary Santista Têxtil S.A. and maintaining the equity in this subsidiary and the statements of cash flows for the years then ended.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

CONSOLIDATED INFORMATION EXCLUDING THE SUBSIDIARY SANTISTA TÊXTIL S.A.
(In thousands of Brazilian reais - R$)

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	183,230	136,556
Trade accounts receivable	191,189	160,633
Inventories	68,794	58,703
Other	66,757	37,343
Total current assets	509,970	393,235
LONG-TERM ASSETS		
Assets held for sale	16,369	16,365
Recoverable taxes	10,421	8,544
Deferred income and social contribution taxes	46,059	46,044
Escrow deposits - tax and labor claims	28,401	23,419
Other receivables	5,202	8,868
Total long-term assets	106,452	103,240
Permanent assets	278,362	287,908
	894,784	784,383
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable	49,727	26,109
Loans and financing	12,875	29,584
Payroll and related charges	30,931	21,361
Accounts payable	15,269	12,478
Reserve for contingencies	4,796	4,718
Interest on capital and dividends payable	22,688	24,684
Taxes payable	9,934	7,532
Total current liabilities	146,220	126,466
LONG-TERM LIABILITIES		
Loans and financing	51,059	37,534
Provision for income and social contribution taxes	49,891	43,439
Provision for taxes	66,690	58,184
Reserve for contingencies	19,570	18,508
Other	6,672	6,814
Total long-term liabilities	193,882	164,479
Shareholders' equity	554,682	493,438
	894,784	784,383

	2004	2003
GROSS SALES	1,118,308	919,644
Sales tax	234,125	152,445
Net sales	884,183	767,199
Cost of sales	528,548	477,215
GROSS PROFIT	355,635	289,984
OPERATING (EXPENSES) INCOME		
Selling	(240,796)	(203,157)
General and administrative	(51,948)	(46,928)
Management fees	(3,117)	(2,930)
Financial income	46,275	42,601
Financial expenses	(14,553)	(13,329)
Equity in subsidiaries	10,447	12,755
Amortization of deferred charges	(7,939)	(8,372)
Other operating income	997	6,663
	(260,634)	(212,697)
INCOME FROM OPERATIONS BEFORE EXCHANGE VARIATION AND FINANCIAL CHARGES ON TAXES	95,001	77,287
Exchange variation	908	11,639
Financial charges on taxes	(7,546)	(4,092)
INCOME FROM OPERATIONS	88,363	84,834
NONOPERATING INCOME (EXPENSES), NET	21,104	(683)
INCOME BEFORE TAXES ON INCOME	109,467	84,151
Income and social contribution taxes	(13,917)	(2,199)
NET INCOME	95,550	81,952

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais - R$)

	2004			2003		
	Company	Consolidated with Santista	Consolidated without Santista	Company	Consolidated with Santista	Consolidated without Santista
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income	95,550	93,821	94,053	81,952	80,256	79,996
Income tax incentive	-	1,497	1,497	-	1,956	1,956
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	27,044	48,436	27,975	26,680	47,303	27,531
Proceeds from sale/write-off of property, plant and equipment	1,221	3,446	995	703	1,046	683
Equity in subsidiaries	(17,936)	-	(10,447)	(17,746)	-	(12,755)
Proceeds from sale of investments	(23,786)	(23,786)	(23,786)	-	-	-
Exchange variation on loans and financing / royalties	(5,062)	(8,359)	(5,062)	(15,384)	(25,845)	(15,384)
Interest on loans and financing	3,845	10,783	3,845	4,253	10,136	4,253
Financial charges on taxes payable	7,546	7,546	7,546	4,092	4,092	4,092
Reversal of contingent liabilities	-	-	-	(6,114)	(6,114)	(6,114)
Exchange variation on investments	-	2,850	-	-	1,192	-
Cash provided by operating activities	88,422	136,234	96,616	78,436	114,022	84,258
Decrease (increase) in assets:						
Trade accounts receivable	(31,021)	(36,893)	(30,556)	(7,252)	(9,421)	(6,629)
Inventories	(8,682)	(9,534)	(10,091)	(1,483)	(9,899)	298
Prepaid expenses	(17,401)	(16,986)	(17,392)	(3,287)	(3,688)	(3,288)
Recoverable taxes	(1,454)	(465)	(1,598)	32,013	22,045	32,340
Other	21,742	(4,577)	(1,712)	1,131	1,904	972
	(36,816)	(68,455)	(61,349)	21,122	941	23,693
Increase (decrease) in liabilities:						
Trade accounts payable	24,403	21,934	23,618	(10,693)	(10,935)	(11,168)
Taxes payable	(590)	4,217	(495)	(1,400)	1,647	(145)
Payroll and related charges	9,521	13,080	9,570	576	2,062	646
Payment of income and social contribution taxes	(4,082)	(6,740)	(5,422)	-	(679)	(679)
Provision for income and social contribution taxes	11,493	15,460	12,805	(4,797)	907	(4,188)
Reserve for contingencies	(1,600)	4,735	210	70	(892)	70
Other	4,929	19,394	20,581	3,757	(8,329)	(6,636)
	44,074	72,080	60,867	(12,487)	(16,219)	(22,100)
NET CASH PROVIDED BY OPERATING ACTIVITIES	95,680	139,859	96,134	87,071	98,744	85,851
CASH FLOWS FROM INVESTING ACTIVITIES						
Increase in investments	-	-	-	(26,785)	(23,537)	(23,537)
Additions to property, plant and equipment/deferred charges	(24,349)	(47,575)	(25,029)	(19,324)	(32,861)	(20,656)
Dividends and interest on capital received	4,773	-	4,773	7,134	-	7,148
Proceeds from sale of permanent assets	4,696	4,961	4,961	4,645	4,671	4,671
Deferred income	-	2,697	-	-	-	-
NET CASH USED IN INVESTING ACTIVITIES	(14,880)	(39,917)	(15,295)	(34,330)	(51,727)	(32,374)
CASH FLOWS FROM FINANCING ACTIVITIES						
Borrowings	29,016	90,609	29,016	17,514	119,665	17,995
Payment of principal and interest	(31,100)	(118,712)	(30,983)	(24,137)	(151,337)	(25,660)
Treasury shares	(58)	(58)	(58)	-	-	-
Payment of dividends and interest on capital	(32,140)	(32,797)	(32,140)	(29,956)	(30,804)	(29,956)
NET CASH USED IN FINANCING ACTIVITIES	(34,282)	(60,958)	(34,165)	(36,579)	(62,476)	(37,621)
BEGINNING BALANCE OF ACQUISITION OF INDIRECT SUBSIDIARY	-	(5,493)	-	-	-	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	46,518	33,491	46,674	16,162	(15,459)	15,856
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	136,546	156,155	136,556	120,384	162,178	120,700
EFFECT OF INVESTMENT INCREASE ON CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	-	-	-	-	9,435	-
CASH AND CASH EQUIVALENTS AT END OF YEAR (*)	183,064	189,646	183,230	136,546	156,154	136,556

(*) Cash and cash equivalents refer to the accounts "Cash and banks" and "Temporary cash investments".

RS0044*.*

MANAGEMENT REPORT FOR 2004

To our Shareholders,

Results in 2004 were obtained through continuous search for excellence in Alpargatas' business management and opportunities created by growth in Brazil's economy, which resulted in an increase in sales, profitability margins, cash from operations and market value of the Company.

We developed a Strategic Planning that defined the priority areas for coming years: industrial optimization, research and development, quality and internationalization. We have changed our organizational structure. **Rainha, Topper and Mizuno** now share the same director. Manufacturing and research and development activities will be conducted by new directors. We created the Business Intelligence area and the Marketing Committee. As part of the strategy, we defined the Alpargatas Vision and Mission. Besides Ethics, Respect for People and Commitment, we emphasize two other values: Innovation and Consumer Satisfaction.

SANDALS

The Company reported record sales of sandals this year. We sold 129.7 million pairs, 16% more than in 2003. Export volume grew 85%. The business unit's revenue represented 43% of Alpargatas' revenue. The main initiatives that supported **Havaianas**' growth were the expansion of the product line, launch of colors, quality of communication and special projects. **Havaianas** IPE – Instituto de Pesquisas Ecológicas (Ecological Research Institute) was the brand's first association with the ecological cause. The positioning as a fashion product and its versatility were reinforced with the presence in São Paulo Fashion Week and Rio Fashion Week. In September, the Sandal Distribution Center was opened in Campina Grande, state of Paraíba. With a shipping capacity of 30 million pairs/month and modern cargo handling resources and finished product controls, it aims to optimize management of the growing number of models and colors, and speed up customer service.

SPORTS ARTICLES

The sports footwear, articles and clothing brands **Rainha**, **Topper** e **Mizuno** are now under common management. The objective is to take advantage of the synergies in the research and development of products, commercial and supply policies, and logistics of distribution. Within the philosophy of innovation, we launched 155 models of these brands and sales of footwear totaled 8.9 million pairs, and sportswear and balls, 2 million units. The business unit's revenue represented 35% of the Company's total revenue.

The **Rainha** brand's highlight was the Rainha System 3000, which has interactive shock absorbing technology to correct foot positioning and reduce risks of sports injuries, among other benefits. The line's models have increased the brand's exposure in opinion-making points of sale, contributing to boost sales and profitability. As part of the sports marketing strategy, **Rainha** sponsored major Brazilian volleyball teams and beach volleyball athletes who won medals in the Athens Olympic Games. The beach volleyball teams Ricardo Alex and Emanuel Rêgo won the gold medal and Adriana Behar and Shelda Bedê won the silver medal.

Innovation was also shown in **Topper** shoes, balls and uniforms. The Dynatech Visible system in Topper soccer shoes simultaneously absorbs and stabilizes the impact of foot positioning. **Topper KV** kevlar fiber balls are more durable and improve the accuracy and speed of kicks. In sports marketing, **Topper** sponsored several soccer teams with approximately 23 million fans, including São Paulo Futebol Clube and Internacional and Remo, state champions in 2004. The São Paulo Soccer Federation was sponsored by **Topper** for balls and uniforms of the referees, and the Minas Gerais and Metropolitan Soccer Federation for balls only.

Aiming to increase the number of buyers of **Mizuno**, we increased the launches of women's models, which account for 40% of the brand's revenue. The highlights in points of sales were the Nirvana and Creation 2004 models. We imported basketball and handball shoes and volleyball articles, in an extension to segments other than of running shoes. In sports marketing, the brand maintained the **Mizuno** Runners Team, a program of relationship with clubs of amateur and professional athletes. It has also sponsored several outstanding athletes, like Hudson Souza, who won the gold medal in the Pan-American Games, and the judo athletes Flávio Canto and Leandro Guilheiro, who won two bronze medals in Athens.

BUSINESS DEVELOPMENT

In the new organizational structure, the operation of the **Meggashop** stores, management of the **Timberland, Sete Léguas, Conga and Bamba** brands, and prospection of new businesses are the responsibility of this business unit, whose revenue accounted for 12% of the Company's sales.

Timberland's business has been consistently growing in Brazil. From 1996 to 2004, the average annual rate of growth in revenue was 57%. This success is due to the prestige of the brand, resulting from the quality, design and technology of the products. We launched 62 new models, among which the highlight is the Smart Comfort line. Multibrand retail (approximately 1,000 points of sale) has become an important distribution channel and accounted for about 25% of sales in 2004. In addition to the media advertising campaigns, **Timberland** was also advertised through participation and sponsorship of events such as Adventure Sports Fair and Ecomotion race.

With the uptum of industrial activities in Brazil, the sales volume of **Sete Léguas** boots increased 16%. In fashion footwear, the main highlight was the **Conga** Barbie children's models. The total sales volume of **Timberland** footwear, professional boots and fashion footwear was 3.8 million pairs in 2004.

The revenue of the chain of Meggashop stores grew due to the 12% increase in the average sales ticket.

INDUSTRIAL TEXTILES

The result of this business unit was better than in 2003. The sales of higher value-added products resulted in a 20% increase in revenue. The modernization of looms improved productivity, reduced costs and increased gross profit. The 20.2 million square meters sold generated revenue equivalent to 10% of the Company's total revenue. The Manaus plant renewed its ISO 9001:2000 certification and the Pouso Alegre plan received recommendation for the same certification.

FINANCIAL PERFORMANCE

The presentation and discussion of Alpargatas' financial performance in 2004, as well as comparison with the 2003 results, are based on the financial statements included in Note 25.

Gross Sales and Gross Profit

Gross sales were R$ 1.1 billion in the year. The increase of 22% was a result of the business strategy, which included a constant renewal of products through launches featuring new technologies, colors and lines. Export revenue accounted for 6% of the Company's total revenue. Net sales were R$ 884.2 million, an increase of 15%. The slower growth in relation to gross sales was due to the change in the COFINS (tax on revenue) rate from 3% to 7.6%.

Gross margin was 40.2%, against 37.8% in the prior year. The increase in profitability was due to the dilution of fixed costs through a greater volume of sales and factory productivity gains. Gross profit was R$ 355.6 million, 23% more than in 2003.

Gross Sales - R$ million


690.7
727.6
816.2
919.6
1.118.3

	2000	2001	2002	2003	2004
Gross margin	38.5%	37.2%	37.7%	37.8%	40.2%

Operating Expenses

Selling, general and administrative expenses were R$ 295.9 million, or 33.5% of net sales. Disregarding the impact of the increase in the COFINS rate on net sales in 2004, operating expenses would represent 32.3%, or 1.2 percentage points less than in 2003.

Income from Operations

Income from Operations
Before Exchange Variation and Financial Charges
R$ million


67.0
50.6
82.6
77.3
95.0

	2000	2001	2002	2003	2004
Operating margin	11.5%	8.3%	12.1%	10.1%	10.7%

Income from operations before exchange variation and financial charges on taxes was R$ 95 million, 23% more than in the prior year. This result was due to an increase in sales, reduction in costs, increase in factory productivity, and control of operating expenses. The strong operating performance offset the decrease of R$ 2.3 million in equity in subsidiaries and the lack of non-recurring gains recorded in 2003 as other operating income.

Income from operations after exchange variation and financial charges on taxes was R$ 88.4 million, an increase of 4.2%. A lower appreciation of the Brazilian real in relation to the dollar (18.2% in 2003 against 8.1% in 2004) resulted in a decrease of R$ 10.7 million in exchange variation income. Financial charges on taxes increased R$ 3.5 million because, in 2003, this account included a credit of R$ 7.6 million relating to non-recurring tax gains.

EBITDA

Operating cash flow as measured by EBITDA (earnings before interest, taxes, depreciation and amortization) was R$ 127.7 million, an increase of 42% in relation to 2003. The EBITDA margin on net sales was 14.4%. In addition to the factors that contributed to the strong operating performance, the increase also resulted from the sale of the Vale Sul Shopping business for R$ 22.2 million. Excluding this amount, EBITDA would have totaled R$ 105.5 million, 17% more than in 2003.


EBITDA
R$ million
79.2
72.0
89.6
90.2
127.7
2000
2001
2002
2003
2004

EBITDA margin)	13.6%	11.8%	13.1%	11.8%	14.4%

Net income

Income and social contribution tax expense was R$ 13.9 million, compared to R$ 2.2 million in the prior year. In 2003, the Company won a lawsuit concerning differences in monetary restatement indexes of the 1989 Summer Plan (Brazilian economic plan), with a credit of R$ 10.8 million to this account.

Net income was R$ 95.6 million, with a net margin of 11%, or R$ 51.27 per thousand shares, an increase of 17% over the 2003 level.

NET INCOME
R$ million


67.7
32.7
47.8
82.0
95.6

	2000	2001	2002	2003	2004
Net margin	11.7%	5.3%	7.0%	10.7%	11.0%

CASH FLOW

Alpargatas closed the year with a cash balance of R$ 183.2 million, an increase of 34% over the 2003 balance. The R$ 46.6 million increase in cash resulted principally from the strong operating performance in the year, the sale of Vale Sul Shopping, and the positive financial result. Major expenditures were related to improvement of working capital, payment of interest on capital to shareholders, and purchase of fixed assets. The 20% increase in working capital was lower than the 22% increase in sales revenue.

R$ million


127.7
(37.4)
(32.1)
(25.0)
5.0
(2.0)
10.4
Cash balance 12/31/2003
(EBITDA)
Improvement Working
Interest capital (net of withholding income tax))
Investment fixed assets
Proceeds from Sale of Assets
Boring/ Repayment Of Loans
Financial Income
Cash balance 12/31/2004

INDEBTEDNESS

Alpargatas' gross debt at yearend was R$ 64 million, 80% of which with long-term maturity. The Company's indebtedness consists principally of foreign currency loans from the International Finance Corporation (IFC). Compared to the balance at the end of 2003, the debt decreased R$ 3.1 million after amortizations and receipt of a portion of the loan from the IFC. The decrease is primarily due to the positive effect of the currency appreciation on dollar-denominated indebtedness, which represented 93% of the total indebtedness at the end of December.

INVESTMENTS

In 2004, R$ 25 million was invested in equipment, improvement of industrial processes, security and the environment. For 2005, based on the Strategic Planning, investments are estimated at R$ 109 million for industrial modernization, integrated management system and increase in production capacity.

CAPITAL MARKETS

Alpargatas' preferred shares at yearend were quoted at R$ 360.00/per thousand shares, with an appreciation of 80% compared to 17.8% of the Ibovespa (São Paulo Stock Exchange index). The market value as of December 31, 2004 was R$ 702 million, against R$ 390 million at the end of 2003. There was an increase in liquidity of shares, among other factors, as a result of greater transparency of information disclosed and strenghtening of relationship with investors. In 2004, preferred shares were traded in 93% of the trading sessions on the São Paulo Stock Exchange (Bovespa), with 1,995 trades involving R$ 186 million. In 2003, there were 664 trades in 73% of Bovespa's sessions, involving 111 million shares and R$ 17 million. During the year, the Board of Directors approved, subject to approval by the Annual Shareholders' Meeting, the payment of R$ 36 million related to interest on capital. The gross amount corresponds to 39% of the adjusted net income for 2004.

CORPORATE GOVERNANCE

The adoption of good corporate governance practices is part of the Alpargatas strategic management model. As a company classified in Level 1 on the São Paulo Stock Exchange, this was a year of improvement of practices, principally with respect to transparency. The Investor Relations area, with the support of the senior management, worked on the improvement of the quality of information, the investor relations site and the number of meetings with investment analysts. The management support committees assisted the Board of Directors in specific matters and proposed improvements in several management processes. The services provided by Deloitte Touche Tohmatsu focused exclusively on accounting audit and, during the year, no additional or consulting services from the independent auditors were contracted.

SOCIAL RESPONSIBILITY

In order to improve employees' personal skills, different training and development programs were implemented in 2004. The TOP 6 management development program had the participation of 202 managers and 11 directors. At the plants, there were 107,000 person-hours of training. Alpargatas encourages its employees to complete elementary, high school and university education, and to study languages. Since 2001, the "Caminhar e Aprender" Program helped 1,068 employees complete elementary and high school education. In 2004, the study incentives benefited 430 employees. The Profit Sharing Program distributed R$ 10 million to all employees. Spasaprev, a supplemental retirement fund, reported a record yield of 19.61% in the year.

In 2004, R$ 5.4 million was invested in safety, health and environmental actions. For approximately 11,000 employees, Alpargatas recorded 9 accidents with leave during the year. The Company also had improvements in the social responsibility area, with the consolidation of the Alpargatas Institute. With two years of activities of education through sports, the most significant result of the Institute's activities was the increase in the human development index (HDI) in the municipality of Santa Rita, state of Paraíba. In this municipality, where one of the sports footwear plants is located, the improvement in the education level caused the HDI rise from 0.451 to 0.659. A volunteer program was begun and had the participation of 75 employees. The social initiatives of the brands were also in line with the Institute's strategy. The "Adopt an Athlete" project of **Mizuno** in association with the São Paulo State Sports Department, benefited 500 homeless persons.

AWARDS AND RECOGNITION

Alpargatas received various awards and recognitions for its performance, social and marketing activities. In the business area, it was ranked the best company in the textile, leather and clothing segment by *Valor Econômico* newspaper's Valor 1000 list, and in the textile segment by Forbes magazine's Platinum List of the 200 Best Companies of the Year. The Campina Grande (Paraíba state) plant received the 2004 Work Quality Award from SESI (Social Service for Industry).

OUTLOOK AND ACKNOWLEDGMENT

As this was a very good year for Alpargatas, there is an optimistic outlook for 2005. In addition to the expected favorable macroeconomic environment, the Strategic Planning foresees a new cycle of growth. Alpargatas is committed to this new stage. We express our appreciation for the support received from all our partners, especially from our employees, suppliers, customers, consumers and shareholders, whose trust in Alpargatas' products is fundamental to enhance our success.

São Paulo, February 18, 2005.

BOARD OF DIRECTORS

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 093/05 Livro Nº 1 Fls. 305

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **SUMMARY OF MINUTES OF MEETING**, which I will translate into English as follows:

[*Logo*] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held Company

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON FEBRUARY 18, 2005, AT 2:00 P.M.

The following is a summary of the minutes of the above mentioned Board of Directors' Meeting held at the Company's head offices at Rua Urussuí no. 300, in the city of São Paulo, State of São Paulo, attended by the following members: Messrs. Marcelo Pereira Malta de Araujo, Eleazar de Carvalho Filho, Otto Werner Nolte, Paulo de Tarso de Camargo Opice, Flavia Buarque de Almeida, Mauro Martin Costa, Luis Alberto Figueiredo de Sousa, Edy Luiz Kogut and Lênin Florentino de Faria, which also covered the following matter: **MOTION OF THE BOARD OF DIRECTORS TO BE SUBMITTED TO THE SPECIAL SHAREHOLDERS' MEETING**: The Board of Directors also decided to make the following change in the writing of Section no. 22 and paragraphs of Company's By-laws to submit to the appreciation of the Special Shareholders' Meeting to be held on April 1st, 2005, at 9:00 a.m. at Company's head offices, with the aim of making the Audit Committee become a permanent one. Below is the new proposed writing:
"*Section 22 – The Audit Committee, under the assignments provided for by the prevailing law, shall become a permanent committee, comprised of a minimum number of three (3) incumbent members and three (3) alternate members and a maximum number of five (5) incumbent members and five (5) alternate members, whether they are shareholders or not, and elected by the General Shareholders' Meeting, with a term of office to last until the date of the following General Shareholders' Meeting.* ***1st Paragraph*** *– The members of the*

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTÉRPRETE COMERCIAL SÃO PAULO - BRASIL

Audit Committee, who shall be effectively performing their duties in the committee, shall be eligible to receive the monthly fees determined by the General Meeting that shall approve their election, as long as the minimum legal fees are observed. ***2nd. Paragragh*** *– The General Shareholders ' Meeting shall be in charge of defining the number of Audit Committee members, considering the limits provided for in the main part of this Section."*

I hereby certify that this summary if a true copy of the Minutes drawn up in the appropriate book.

São Paulo, February 18, 2005

MARCELO PEREIRA MALTA DE ARAUJO
Chairman of the Board of Directors

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two (2) pages, which I read, verified, and fully and publicly sign.

São Paulo, February 28, 2005

Lucimar Lima de Menezes

Receipt no.: 043
Fees: R$105,00

LUCIMAR LIMA DE MENEZES
TRADUTORA PÚBLICA
INTERPRETE COMERCIAL
SÃO PAULO - BRASIL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matrícula na JUCESP N° 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão N° 091/05 Livro N° 1 Fls. 297

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **NOTICE OF MEETING**, which I will translate into English as follows:

[*Logo*] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

GENERAL AND SPECIAL SHAREHOLDERS' MEETINGS NOTICE

Please be the Shareholders invited to attend the next General and Special Shareholders' Meetings to be held, on a first notice, on April 1st, 2005, at 9:00 a.m., at the Company's head offices located at Rua Urussuí, no. 300, in the City of São Paulo, State of São Paulo, to discuss about the following Agenda:

I. **General Shareholders' Meeting**:

1. to read, discuss and approve the Company's Annual Management Report, Financial Statements and Independent Auditors' Opinion for the corporate year ended on December 31, 2004;
2. to decide upon the application for the remaining balance of the net income for the period ended on December 31, 2004 and the capital budget for year 2005, and ratify the distribution of interests on Company's own capital approved at the Board of Directors' Meeting, upon acceptance by the General Shareholders' Meeting;
3. to elect the members of the Board of Directors;
4. to appoint and elect the members of the Audit Committee; and
5. to determine the total annual fees for the Company's managers.

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL SÃO PAULO - BRASIL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

II. **Special Shareholders' Meeting**:

1. to increase company's capital stock by capitalizing a reserve for Company's investments for year 1999 in the amount of R$49,982,480.20 (forty-nine million, nine hundred and eighty-two thousand, four hundred and eighty Reais and twenty centavos);
2. to change the writing in Section no. 22 and paragraphs of Company's By-laws in order to make the Audit Committee become a permanent one. The documents pertaining to the matters to be discussed at the General Meetings hereby announced are available to shareholders at Company's head offices.

All those Shareholders holding shares which are registered in their respective names in their depositary institution shall attend the General and the Special Shareholders' Meetings, as provided for by Section 126 of Law no. 6.404/76 and the Company's Bylaws. As provided for by Section 141 and 1st Paragraph of Law no. 6404/76, and writing in Law no. 10.303/2001 and Instructions no. 165 and 282 issued by the Brazilian Securities and Exchange Commission-CVM, we hereby inform that the minimum percentage of share in the voting capital needed to adopt the multiple vote in the General Shareholders' Meeting, which is the subject of this notice, is five-per-cent (5%) and the deadline to request that this voting criteria is applied is forty-eight (48) hours before the meetings take place. The Shareholders shall be represented at the General and Special Shareholders' Meetings by their attorneys-at-law under the terms of Section 126, 1st. and 2nd Paragraphs of Law no. 6.404/76. The instruments of their term of office shall be delivered to the Company's head offices, at least forty-eight (48) hours prior to the meetings' date, to the attention of Mr. Marcelo Ribeiro, headquartered at Rua Urussuí, no. 300, 10th floor, in the city of São Paulo, State of São Paulo.

São Paulo, February 18, 2005

MARCELO PEREIRA MALTA DE ARAUJO
Chairman of the Board of Directors

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL SÃO PAULO - BRASIL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in three (3) pages, which I read, verified, and fully and publicly sign.

São Paulo, February 28, 2005

Lucimar Lima de Menezes

Receipt no.: 043
Fees: R$126,00

LUCIMAR LIMA DE MENEZES
TRADUTORA PÚBLICA
INTERPRETE COMERCIAL
SÃO PAULO - BRASIL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 092/05 Livro Nº 1 Fls. 300

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **SUMMARY OF MINUTES OF MEETING**, which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held Company

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON FEBRUARY 18, 2005, AT 10:00 A.M.

The following is a summary of the minutes of the above mentioned Board of Directors' Meeting held at the Company's head offices at Rua Urussuí no. 300, in the city of São Paulo, State of São Paulo, attended by the following members: Marcelo Pereira Malta de Araujo, Eleazar de Carvalho Filho, Otto Werner Nolte, Paulo de Tarso de Camargo Opice, Flavia Buarque de Almeida, Mauro Martin Costa, Luis Alberto Figueiredo de Sousa, Edy Luiz Kogut and Lênin Florentino de Faria, which was also attended by the following Audit Committee members: Messrs. René Topfstedt, Eduardo Grande Bittencourt, Fernando Dias Gomes, Antonio Carlos da Silva and Helio José Schwarz, which covered the following matters:

I. **APPROVAL OF THE FINANCIAL STATEMENTS FOR YEAR 2004**: The Company's Annual Management Report, the Balance Sheet, other Financial Statements and the Independent Auditors' Opinion for the corporate year ended on December 31, 2004, were approved by the Members of the Board of Directors, with favorable opinion of the Audit Committee members, and shall be submitted to approval at the General Shareholders' Meeting.

II. **APPROVAL OF THE APPLICATION FOR THE COMPANY'S NET INCOME FOR YEAR 2004:** The Company's net income for the period ended on December 31, 2004 reached ninety-five million, five hundred and fifty thousand, four hundred and sixteen Reais and forty-seven centavos (R$95,550,416.47). The Members of the Board of Directors, with favorable opinion of the Audit Committee members attending the meeting, approved the

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL SÃO PAULO - BRASIL

following application for the Company's net income, which shall be submitted to the approval of the shareholders at the next General Shareholders' Meeting:

(i) R$4,777,520.82 (four million, seven hundred and seventy-seven thousand, five hundred and twenty Reais and eighty-two centavos) to be allocated as a legal reserve;

(ii) R$35,986,968.82 (thirty-five million, nine hundred and eighty-six thousand, nine hundred and sixty-eight Reais and eighty-two centavos) to be distributed as interests on company's own capital, upon acceptance of the General Shareholders' Meeting, eighteen Reais and three hundred and eighty-three centavos (R$18.383) of which paid to each lot of one-thousand (1000) common shares and twenty Reais and two hundred and seventeen centavos (R$20.217) of which paid to each lot of preferred shares. The referred interest on Company's own capital originate from the surplus account of year 2004, with tax withheld as provided for in the prevailing law, and refer to all the 1,950,251,236 (one billion, nine hundred and fifty million, two hundred and fifty-one thousand, two hundred and thirty-six) issued shares without certificates, representing the capital stock, except for the 86,668,847 (eighty-six million, six hundred and sixty-eight thousand, eight hundred and forty-seven) preferred shares which are held as treasury shares. The first installment of such interests, in the amount of five million, six hundred and sixty-five thousand, six hundred and nineteen Reais and sixty-eight centavos (R$5,665,619.68) was paid on August 10, 2004, to the shareholders who subscribed on May 10, 2004; the second installment in the amount of five million, six hundred and seventy thousand, two hundred and eighty-nine Reais and forty-five centavos (R$5,670,289.45) was paid on October 6, 2004, to the shareholders who subscribed on August 11, 2004; the third installment of such interests in the amount of eighteen million, one hundred and fifteen thousand, six hundred and thirty-five Reais and fifty-five centavos (R$18,115,635.55) shall be paid on February 23, 2005 to the shareholders who subscribed on November 16, 2004; and the fourth installment in the amount of six million, five hundred and thirty-five thousand, four hundred and twenty-four Reais and fourteen centavos (R$6,535,424.14) shall be paid on April 5, 2005 to the shareholders who subscribed on December 24, 2004. The payment of such interests shall be decided upon in the next General Shareholders' Meeting; and

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL SÃO PAULO - BRASIL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

(iii) R$54,785,926.83 (fifty-four million, seven hundred and eighty-five thousand, nine hundred and twenty-six Reais and eighty-three centavos) shall be allocated to the "Surplus Reserve" account to support new investments of the Company, based on the Capital Budget, and also as an addition to the Company's working capital.

III. **CAPITAL BUDGET FOR YEAR 2005:** The Board of Directors, with favorable opinion of the Audit Committee members attending the meeting, approved the Capital Budget for year 2005, in the amount of one hundred and nine million, one hundred and eighty-seven thousand Reais (R$109,187,000.00), for investments in modernization, replacement of machinery, molds, forms, information technology, safety and environment-related projects and other projects, and approved that the Capital Budget is submitted for approval at the General Shareholders' Meeting.

IV. **CAPITALIZATION OF RESERVE FOR COMPANY'S INVESTMENTS**: The Board of Directors decided to submit a motion to the General Shareholders' Meeting to capitalize a reserve for Company's investments related to year 1999, in the amount of forty-nine million, nine hundred and eighty-two thousand, four hundred and eighty Reais and twenty centavos (R$49,982,480.20), with no changes made in the number of shares representing Company's capital stock. Therefore, Company's subscribed and paid-in capital that currently amounts to two hundred and ninety-three million, six hundred and fifteen thousand, four hundred and eighty-two Reais and forty centavos (R$293,615,482.40) shall be increased to three hundred and forty-three million, five hundred and ninety-seven thousand, nine hundred and sixty-two Reais and sixty centavos (R$343,597,962.60).

V. **MOTION TO BE PRESENTED TO THE GENERAL SHAREHOLDERS' MEETING**: As a consequence of the decisions made, the Board of Directors decided to submit the following matters to the appreciation of the Shareholders who shall meet at the General Shareholders' Meeting to be held on April 1st, 2005: **1st**. To read, discuss and approve the Company's Annual Management Report, Financial Statements and the Independent Auditors' Opinion, for the corporate year ended on December 31, 2004; **2nd**. To decide on the application for the remaining balance of the net income for the period ended on December 31, 2004, as entered into the financial statements by a motion presented by the Board of Directors, and ratify the distribution of interests on Company's own capital approved by the Board of Directors, upon acceptance of the General Shareholders' Meeting; **3rd**. To elect the members of

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL SÃO PAULO - BRASIL

the Board of Directors; 4th. To appoint and elect the members of the Audit Committee; and 5th. To determine the total annual fees for the Company's managers.

VI. **MOTION TO BE PRESENTED TO THE SPECIAL SHAREHOLDERS' MEETING**: The Board of Directors decided to submit to the Special Shareholders' Meeting, to be held on the same date of the General Shareholders' Meeting, an increase in Company's capital stock from the current two hundred and ninety-three million, six hundred and fifteen thousand, four hundred and eighty-two Reais and forty centavos (R$293,615,482.40) to three hundred and forty-three million, nine hundred and ninety-seven thousand, nine hundred and sixty-two Reais and sixty centavos (R$343,597,962.60), with no changes made in the number of shares representing Company's capital stock. This increase is due to the capitalization of the portion of a reserve for Company's investments related to year 1999, in the amount of forty-nine million, nine hundred and eighty-two thousand, four hundred and eighty Reais and twenty centavos (R$49,982,480.20).

VII. **NOTICE FOR THE GENERAL AND THE SPECIAL SHAREHOLDERS' MEETINGS:** The Board of Directors decide to call a General and a Special Shareholders' Meetings, to be held on April 1st, 2005, at 9:00p.m., at the Company's head offices. The Board members unanimously decided to approve the voted matters and further authorized that the motion is published and submitted to the General Shareholders' Meeting. All departments involved are further authorized to take all necessary steps to enforce such decisions.

I hereby certify that this summary if a true copy of the Minutes drawn up in the appropriate book.

São Paulo, February 18, 2005

MARCELO PEREIRA MALTA DE ARAUJO
Chairman of the Board of Directors

LUCIMAR LIMA DE MENEZES TRADUTORA PUBLICA INTERPRETE COMERCIAL SÃO PAULO - BRASIL

LUCIMAR LIMA DE MENEZES

Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº **092/05** Livro Nº **1** Fls. **304**

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in five (5) pages, which I read, verified, and fully and publicly sign.

São Paulo, February 28, 2005

Lucimar Lima de Menezes

Receipt no.: 043
Fees: R$336,00

LUCIMAR LIMA DE MENEZES
TRADUTORA PÚBLICA
INTERPRETE COMERCIAL
SÃO PAULO - BRASIL